Closing of Shareholder Register

1. Record Date : October 6, 2005

2. Closing Period : October 7, 2005 ~ October 18, 2005

3. Reason for Closing the Shareholder Register :
- To fix the shareholder register for the expression of opposition to the small-scale merger with Thrunet Korea, Co, Ltd.

4. Date of BOD Resolution : September 14, 2005